UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Schedule 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

69036R103
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No. 69036R103	Page 2 of 6 Pages

1		NAMES OF REPORTING PERSON:
Alden Global Capital LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares
	6	SHARED VOTING POWER
38,236,906 shares (1)
	7	SOLE DISPOSITIVE POWER
0 shares
	8	SHARED DISPOSITIVE POWER
38,236,906 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,236,906 shares (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
IA, OO

.

(1) This amount includes 15,271,292 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of 13,882,993 Warrants (as defined herein).

(2) This percentage is based on a total of 358,366,992 Shares outstanding, which is the sum of 343,095,700 Shares outstanding plus 15,271,292 shares of Common Stock the Reporting Persons have the right to acquire upon exercise of 13,882,993 Warrants.

SCHEDULE 13G

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
Overseas Shipholding Group, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1301 Avenue of the Americas, New York, NY  10019

Item 2(a).	Name of Persons Filing:
This Schedule 13G is being filed by Alden Global Capital LLC (the “Reporting Person”) to report shares of Common Stock (as defined herein) and warrants that are exercisable into Common Stock (“Warrants”) held for the accounts of Alden Global BPI Fund, Ltd., an exempted company organized under the laws of the Cayman Islands, (“Alden Global BPI”), Alden Global Opportunities Master Fund, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Alden Global Opportunities”), Alden Global Value Recovery Master Fund, L.P., a limited partnership organized under the laws of the state of Delaware, (“Alden Global Value”) and Turnpike Limited, an exempted company organized under the laws of the Cayman Islands (together with Alden Global BPI, Alden Global Opportunities and Alden Global Value, the “Alden Funds”).  The Reporting Person serves as investment adviser to each of the Alden Funds and, in such capacity, exercises voting and dispositive power over the shares of Common Stock and Warrants held for the accounts of the Alden Funds.
During 2015, the Reporting Person replaced Alden Global Capital Limited as the investment adviser for a number of private funds, including the Alden Funds, and terminated its sub-advisory agreement with Alden Global Capital Limited.  In connection with these changes, Alden Global Capital Limited ceased to provide services to the Alden Funds and, accordingly, is no longer a Reporting Person.  In consideration of this change, the Reporting Person qualifies to file on Schedule 13G pursuant to Rule 13d-1(b) under the Act and, accordingly, has filed this Schedule 13G pursuant thereto.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c).	Citizenship:
The Reporting Person is a limited liability company organized under the laws of the state of Delaware.
Item 2(d).	Title of Class of Securities:
Class A Common stock, par value $.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number:
69036R103
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(e)  ☒  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

SCHEDULE 13G

Page 4 of 6 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned:
The Reporting Person may be deemed to beneficially own 38,236,906 shares of Common Stock, which includes 15,271,292 shares of Common Stock which can be obtained upon exercise of 13,882,993 Warrants, subject to restrictions described in the following paragraph. This amount includes: (A) 1,769,943 shares of Common Stock and 1,176,947 shares of Common Stock obtainable upon exercise of 1,069,952 Warrants held for the account of Alden Global BPI; (B) 5,339,796 shares of Common Stock and 3,550,769 shares of Common Stock obtainable upon exercise of 3,227,972 Warrants held for the account of Alden Global Opportunities; (C) 11,508,263 shares of Common Stock and 7,652,572 shares of Common Stock obtainable upon exercise of 6,956,884 Warrants held for the account of Alden Global Value; and (D) 4,347,612 shares of Common Stock and 2,891,004 shares of Common Stock obtainable upon exercise of 2,628,185 Warrants held for the account of Turnpike Limited.

Each of the Warrants may be exercised at any time or from time to time, except that in connection with the exercise of any Warrant, the warrantholder (or person designated by the warrantholder to receive the Common Stock issuable upon exercise of the warrants) must advise the Issuer whether or not it satisfies certain United States citizenship requirements under the Merchant Marine Act of 1920 and as contained in the respective warrant agreement. The Issuer has the unconditional right to require such warrantholder or designated person to deliver documents and other information as the Issuer may request as reasonable proof that such warrantholder or designated person satisfies the requirements to be a United States citizen, and any warrantholder or designated person who cannot establish to the Issuer’s reasonable satisfaction that such warrantholder or designated person is a United States citizen may be prevented from exercising such warrants in the Issuer’s reasonable discretion.

On November 20, 2015, the Issuer announced a stock dividend of one-tenth of one share of Common Stock to all shareholders of record on December 3, 2015, payable on December 17, 2015.  In accordance with the terms of the Warrants, the conversion rate of the Warrants was automatically adjusted so that exercising holders will be entitled to receive, upon exercise, additional shares of Common Stock in respect of the stock dividend. The number of shares of Common Stock obtainable upon exercise of Warrants reported herein have been adjusted to reflect this stock dividend.

In addition, in connection with the exercise of certain Warrants in December 2015, the Reporting Person inadvertently received Shares intended for another warrantholder who put in a request to exercise its warrants.  The Shares were removed from the Reporting Person’s account and returned to the rightful owner on January 4, 2016.  At no time did the Reporting Person have any beneficial ownership in these Shares.

The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock (including Warrants) except for the shares of Common Stock which each of the Alden Funds hold of record or have the right to obtain upon exercise of Warrants, subject to the restrictions in the foregoing paragraph.

(b)	Percent of class:
The Reporting Person may be deemed to beneficially own approximately 10.7% of the shares of Common Stock outstanding. (This is based on the sum of 343,095,700 Shares outstanding plus 15,271,292 shares of Common Stock the Reporting Person has the right to acquire upon exercise of 13,882,993 Warrants. Pursuant to Rule 13d-3(d)(1)(i)(D) under the Act, in calculating the percentage of beneficial ownership, such shares of Common Stock have been added to the Issuer’s number of shares of Common Stock outstanding, for a total of 358,366,992 Shares outstanding.)

(c)	Number of shares of Common Stock as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	38,236,906

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	38,236,906

SCHEDULE 13G

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
See disclosure in Items 2 and 4 hereof.  The Alden Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement that may be deemed to be beneficially owned by the Reporting Person.  Such interest of Alden Global Value relates to more than 5 percent of the class of shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G

Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016.

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Heath Freeman
Name:	Heath Freeman
Title:	President